Exhibit 99.3
ROGERS COMMUNICATIONS REPORTS THIRD QUARTER 2026 RESULTS
Rogers delivers topline and adjusted EBITDA growth while generating record free cash flow and its lowest capital intensity in over two decades
•Total service revenue and adjusted EBITDA growth of 1%
•Free cash flow of $1.4 billion, achieves over $3 billion of free cash flow year to date
•Capital expenditures of $524 million and capital intensity of 9.6%, down 840 basis points and amongst the lowest in the industry

Executes on sports and media strategy; becomes 100% owner of MLSE on October 1 and turns to process to sell minority interest in our consolidated sports, media, and entertainment assets (Rogers Sports)

Focus on efficiency and financial discipline continues to drive industry-leading Wireless and Cable margins; underlying telecom operations stable
•Wireless service revenue of $2.0 billion, down 1%
•Wireless adjusted EBITDA up 1%; adjusted EBITDA margin up 130 basis points to 68%
•Total mobile phone net additions of 17,000
•Mobile phone ARPU of $55.22; postpaid mobile phone churn of 1.03%
•Cable service revenue of $2.0 billion, stable year over year
•Cable adjusted EBITDA up 1%; adjusted EBITDA margin up 40 basis points to 59%
•Retail Internet net additions of 10,000

Achieves strong performance in Media helped by over 97% near-sell-out attendance at the Toronto Blue Jays; Rogers leading sports and media assets continue to show scale
•Revenue of $821 million, up 9%
•Adjusted EBITDA of $84 million, up 12%
•Commenced 13th consecutive year of national NHL media rights ownership; expanded sublicensing agreements for both Wednesday night hockey and French-language games for duration of contract
•Announced twelve-concert Backstreet Boys residency at Rogers Centre in Q1 2027, reflecting global scale opportunity of world-class assets

Balance sheet improves with a debt leverage ratio of 3.7x, down 0.1x sequentially
•Targets further deleveraging by the first half of 2027 through the unlocking of considerable value in Rogers Sports holdings

Company reaffirms 2026 outlook for total service revenue, adjusted EBITDA, capital expenditures, and free cash flow

TORONTO (October 23, 2026) - Rogers Communications Inc. (TSX: RCI.A and RCI.B; NYSE: RCI) today announced its unaudited financial and operating results for the third quarter ended September 30, 2026.

"Our third quarter results demonstrate strong financial discipline, with margin expansion in Cable and Wireless, record free cash flow, and further deleveraging despite lower market activity," said Tony Staffieri, President and CEO. "The close of the MLSE transaction marks a significant milestone in our plan to unlock shareholder value from our sports and media assets, which continue to show global breadth and scale."

Rogers Communications Inc.	1	Third Quarter 2026

Consolidated Financial Highlights

(In millions of Canadian dollars, except per share amounts, unaudited)	Three months ended September 30			Nine months ended September 30
	2026	2025	% Chg	2026	2025	% Chg

Total revenue	5,443	5,348	2	16,540	15,540	6
Total service revenue	4,780	4,739	1	14,747	13,854	6
Adjusted EBITDA [1]	2,535	2,515	1	7,341	7,131	3
Net income	495	5,768	(91)	312	6,196	(95)
Net income attributable to RCI shareholders	482	5,714	(92)	194	6,151	(97)
Adjusted net income [1]	701	726	(3)	1,884	1,901	(1)
Adjusted net income attributable to RCI shareholders [1]	704	740	(5)	1,894	1,903	—

Diluted earnings per share attributable to RCI shareholders	$0.88	$10.54	(92)	$0.33	$11.38	(97)
Adjusted diluted earnings per share attributable to RCI shareholders [1]	$1.29	$1.37	(6)	$3.46	$3.52	(2)

Cash provided by operating activities	1,658	1,515	9	4,670	4,407	6
Free cash flow [1]	1,370	829	65	3,128	2,340	34

Strategic Highlights

The five objectives set out below guide our work and decision-making as we further improve our operational execution and make well-timed investments to grow our core businesses and deliver increased shareholder value. Below are some highlights for the quarter.

Build the biggest and best networks in the country
•Expanded our 5G/5G+ network nationally, including in New Brunswick and Quebec.
•Completed 350 new wireless sites and upgraded 300 existing sites as part of the $300 million Eastern Ontario Regional Network Cell Gap Project.
•Leveraged Rogers Satellite capabilities to offer free Rogers Satellite to all Rogers wireless customers in British Columbia during the state of emergency caused by wildfires.

Deliver easy to use, reliable products and services
•Added exclusive Sportsnet+ content, including Monday Night Hockey, for Rogers Xfinity customers at no additional cost.
•Introduced new wireless product lineups from Apple and Samsung Galaxy.
•Carried 510 terabytes of mobile data on our 5G+ network at stadiums and fan zones in Toronto and Vancouver on FIFA World Cup match days.

Be the first choice for Canadians
•Drew an American League-leading over 3.3 million fans to Toronto Blue Jays games at the Rogers Centre this season - more than 97% of capacity, the club's best attendance since 2016, and third-highest in the MLB.
•Earned the number-one ranking for Rogers radio stations among adults aged 25-53 in Toronto, Edmonton, and Vancouver, as reported by Numeris.

Be a strong national company investing in Canada
•Signed an agreement with Kilmer Sports Inc. to acquire its remaining 25% stake in MLSE on October 1.
•Donated $1 million to Alberta children's charities through the Rogers Charity Classic.
•Renewed Mobi by Rogers through 2029 with Vancouver Bike Share to connect riders across the city.

Be the growth leader in our industry
•Grew total service revenue by 1% and adjusted EBITDA by 1%.
•Generated strong free cash flow of $1,370 million and cash flow from operating activities of $1,658 million.

Update on sports and entertainment assets
On October 1, 2026, we completed the MLSE minority interest acquisition for $4.35 billion in cash, which we funded through short-term credit facilities. For more information, see "Managing our Liquidity and Financial Resources" in our Q3
1 Adjusted EBITDA is a total of segments measure. Free cash flow and debt leverage ratio are capital management measures. Capital intensity and Wireless mobile phone ARPU are supplementary financial measures. Adjusted diluted earnings per share is a non-GAAP ratio. Adjusted net income and adjusted net income attributable to RCI shareholders (a component of adjusted diluted earnings per share) are non-GAAP financial measures. See "Non-GAAP and Other Financial Measures" in our Q3 2026 Management's Discussion and Analysis (MD&A), available at www.sedarplus.ca, and this earnings release for more information about each of these measures. These are not standardized financial measures under International Financial Reporting Standards (IFRS) and might not be comparable to similar financial measures disclosed by other companies.

Rogers Communications Inc.	2	Third Quarter 2026

Management's Discussion and Analysis (MD&A). Upon completing this transaction, we have obtained a 100% ownership interest in MLSE.

MLSE owns the Toronto Maple Leafs (NHL), Toronto Raptors (NBA), Toronto FC (MLS), Toronto Argonauts (CFL), various minor league teams, and associated real estate holdings, including Scotiabank Arena. MLSE also holds interests in certain entities that are complementary to its sports and events businesses. On completion of the MLSE minority interest acquisition, MLSE became a wholly owned subsidiary of Rogers, further enhancing our sports and entertainment portfolio, which also includes the Toronto Blue Jays, Rogers Centre, and Sportsnet.

We are pursuing the sale of a minority interest in our consolidated sports, media, and entertainment assets (Rogers Sports) to third-party investors by the first half of 2027, the proceeds from which we expect to use to repay debt and further improve our balance sheet. We remain committed to unlocking what we view as significant unrecognized value in our sports assets.

Quarterly Financial Highlights

Revenue
Total revenue increased by 2% and total service revenue increased by 1% this quarter, primarily as a result of revenue growth in Media.

Wireless service revenue decreased by 1% this quarter primarily as a result of the decline in mobile phone ARPU due to the cumulative impact of competitive intensity and lower fee revenue as a result of the Canadian Radio-television and Telecommunications Commission's (CRTC) decision prohibiting certain fees (see "Regulatory Developments" for more information), partially offset by the year-to-date cumulative addition of new customers. Wireless equipment revenue increased by 9%, primarily as a result of a continued shift in the product mix towards higher-value devices, higher device upgrades by existing customers, and disciplined pricing.

Cable service revenue this quarter was in line with the prior year as the impact of retail Internet subscriber growth and base management activities was offset by declines in our Home Phone and Video subscriber bases. Our customer-facing data centre business, which we sold in late 2025, reflected approximately 1% of Cable service revenue in the prior year.

Media revenue increased by 9% this quarter, primarily as a result of higher sports revenue and subscriber revenue from the Warner Bros. Discovery suite of channels, partially offset by lower advertising revenue.

Adjusted EBITDA and margins
Consolidated adjusted EBITDA increased 1% this quarter, driven by EBITDA growth across all our businesses, and our adjusted EBITDA margin decreased by 40 basis points.

Wireless adjusted EBITDA increased by 1%, primarily as a result of higher equipment margins. This gave rise to an adjusted EBITDA margin of 68%, up 130 basis points.

Cable adjusted EBITDA increased by 1% as a result of various efficiency initiatives. This gave rise to an adjusted EBITDA margin of 59%, up 40 basis points. Our customer-facing data centre business, which we sold in late 2025, reflected approximately 0.5% of Cable adjusted EBITDA in the prior year.

Media adjusted EBITDA increased by 12%, primarily due to the flow-through impact of the aforementioned revenue impacts and associated costs.

Net income and adjusted net income
Adjusted net income decreased by 3% this quarter, primarily as a result of higher finance costs, partially offset by higher adjusted EBITDA. Net income decreased by $5,273 million this quarter as it was also impacted by a $5 billion non-cash gain in the prior year to recognize our existing 37.5% interest in MLSE at fair value, which was required as a result of the MLSE Transaction, and the $151 million gain on the redemption of long-term debt in the prior year.

Cash flow, available liquidity, and returns to shareholders
This quarter, we generated cash provided by operating activities of $1,658 million (2025 - $1,515 million), which increased as a result of lower income taxes paid, and free cash flow of $1,370 million (2025 - $829 million), which increased as a result of lower capital expenditures, higher adjusted EBITDA, and lower cash income taxes, partially offset by distributions to non-controlling interests. Our free cash flow generation is expected to further strengthen our balance sheet over time through accelerated repayment of debt.

Rogers Communications Inc.	3	Third Quarter 2026

As at September 30, 2026, we had $8.3 billion of available liquidity2 (December 31, 2025 - $5.9 billion), reflecting $3.2 billion in cash and cash equivalents and $5.1 billion available under our bank and other credit facilities. In September 2026, we issued three tranches of subordinated notes and received net proceeds of $2.0 billion from the issuance. We intend to use the proceeds to redeem our $2.0 billion subordinated notes due 2081 in December 2026 on their first at-par redemption date. The $4.35 billion of credit facilities we entered into in September 2026 are not included in available liquidity as they were drawn in full on October 1, 2026 to fund the MLSE minority interest acquisition (see "Update on sports and entertainment assets").

Our debt leverage ratio2 was 3.7 as at September 30, 2026 (December 31, 2025 - 4.0, which reflects the combined results of Rogers including MLSE for the period from the MLSE Transaction closing date (July 1, 2025) to December 31, 2025, and standalone Rogers results prior to July 2025 in trailing 12-month adjusted EBITDA). See "Financial Condition" in our Q3 MD&A for more information.

We also returned $270 million in dividends to shareholders this quarter and we declared a $0.50 per share dividend on October 22, 2026.

2    Available liquidity and debt leverage ratio are capital management measures. See "Non-GAAP and Other Financial Measures" and "Financial Condition" in our Q3 2026 MD&A, available at www.sedarplus.ca, for more information about these measures.

Rogers Communications Inc.	4	Third Quarter 2026

About this Earnings Release

This earnings release contains important information about our business and our performance for the three and nine months ended September 30, 2026 and forward-looking information (see "About Forward-Looking Information") about future periods. This earnings release should be read in conjunction with our Third Quarter 2026 Interim Condensed Consolidated Financial Statements (Third Quarter 2026 Interim Financial Statements) and notes thereto, which have been prepared in accordance with International Accounting Standard 34, Interim Financial Reporting, as issued by the International Accounting Standards Board (IASB); our Third Quarter 2026 MD&A; our 2025 Annual MD&A; our 2025 Annual Audited Consolidated Financial Statements and notes thereto, which have been prepared in accordance with International Financial Reporting Standards (IFRS) as issued by the IASB; and our other recent filings with Canadian and US securities regulatory authorities, including our Annual Information Form, which are available on SEDAR+ at sedarplus.ca or EDGAR at sec.gov.

For more information about Rogers, including product and service offerings, competitive market and industry trends, our overarching strategy, key performance drivers, and objectives, see "Understanding Our Business", "Corporate Overview", and "Delivering on our Priorities" in our 2025 Annual MD&A.

References to the Shaw Transaction are to our acquisition of Shaw Communications Inc. (Shaw) on April 3, 2023 (see "Shaw Transaction" in our 2023 Annual MD&A and our 2023 Annual Audited Consolidated Financial Statements). References to the MLSE Transaction are to our acquisition of BCE Inc.'s (Bell) indirect 37.5% interest in Maple Leaf Sports & Entertainment Ltd. (MLSE) on July 1, 2025 (see "MLSE Transaction" in our 2025 Annual MD&A and our 2025 Annual Audited Consolidated Financial Statements). References to the MLSE minority interest acquisition are to our acquisition of the remaining 25% interest in MLSE from Kilmer Sports Inc., which was completed on October 1, 2026 (see "Update on sports and entertainment assets"). References to the "network transaction" are to our sale of a non-controlling interest in Backhaul Network Services Inc. (BNSI), a Canadian subsidiary of Rogers that owns a minor part of our wireless network (see "Subsidiary Equity Investment" in our 2025 Annual MD&A and our 2025 Annual Audited Consolidated Financial Statements).

We, us, our, Rogers, Rogers Communications, and the Company refer to Rogers Communications Inc. and its subsidiaries. RCI refers to the legal entity Rogers Communications Inc., not including its subsidiaries. Rogers also holds interests in various investments and ventures.

All dollar amounts in this earnings release are in Canadian dollars unless otherwise stated and are unaudited. All percentage changes are calculated using the rounded numbers as they appear in the tables. This earnings release is current as at October 22, 2026 and was approved by RCI's Board of Directors (the Board) on that date.

In this earnings release, this quarter, the quarter, or third quarter refer to the three months ended September 30, 2026, first quarter refers to the three months ended March 31, 2026, second quarter refers to the three months ended June 30, 2026, and year to date refers to the nine months ended September 30, 2026, unless the context indicates otherwise. All results commentary is in descending order of magnitude and is compared to the equivalent period in 2025 or as at December 31, 2025, as applicable, unless otherwise indicated.

Xfinity marks and logos are trademarks of Comcast Corporation, used under license. ©2026 Comcast. Rogers trademarks in this earnings release are owned or used under licence by Rogers Communications Inc. or an affiliate. This earnings release may also include trademarks of other third parties. The trademarks referred to in this earnings release may be listed without the ™ symbols. ©2026 Rogers Communications

Reportable segments
We report our results of operations in three reportable segments. Each segment and the nature of its business is as follows:

Segment	Principal activities
Wireless	Wireless telecommunications operations for Canadian consumers, businesses, the public sector, and wholesale providers.
Cable	Cable telecommunications operations, including Internet, television and other video (Video), Satellite, telephony (Home Phone), and home monitoring services for Canadian consumers and businesses, and network connectivity through our fibre network to support a range of voice, data, networking, hosting, and cloud-based services for the business, public sector, and carrier wholesale markets.
Media	A diversified portfolio of media properties, including sports media and entertainment, sports team ownership, television and radio broadcasting, specialty channels, and digital media.

Wireless and Cable are operated by our wholly owned subsidiary, Rogers Communications Canada Inc. (RCCI), and certain other subsidiaries. Media is operated by our wholly owned subsidiary, Rogers Media Inc., its subsidiaries, and MLSE. Effective July 2025, TSC was transferred from the Media reportable segment to Corporate Items, consistent with changes to its management structure. Comparative results have been recast to reflect this change, with no impact on consolidated results.

Rogers Communications Inc.	5	Third Quarter 2026

Summary of Consolidated Financial Results

	Three months ended September 30				Nine months ended September 30
(In millions of dollars, except margins and per share amounts)	2026	2025	% Chg		2026	2025	% Chg

Revenue
Wireless	2,688	2,661	1		7,819	7,745	1
Cable	1,987	1,981	—		5,919	5,884	1
Media	821	753	9		2,964	2,052	44
Corporate items and intercompany eliminations	(53)	(47)	13		(162)	(141)	15
Revenue	5,443	5,348	2		16,540	15,540	6
Total service revenue [1]	4,780	4,739	1		14,747	13,854	6

Adjusted EBITDA
Wireless	1,383	1,374	1		4,019	3,990	1
Cable	1,164	1,153	1		3,444	3,408	1
Media	84	75	12		153	20	n/m
Corporate items and intercompany eliminations	(96)	(87)	10		(275)	(287)	(4)
Adjusted EBITDA	2,535	2,515	1		7,341	7,131	3
Adjusted EBITDA margin [2]	46.6%	47.0%	(0.4	pts)	44.4%	45.9%	(1.5	pts)

Net income [3]:	495	5,768	(91)		312	6,196	(95)
Net income attributable to RCI shareholders	482	5,714	(92)		194	6,151	(97)
Earnings per share attributable to RCI shareholders [3]:
Basic	$0.89	$10.58	(92)		$0.36	$11.41	(97)
Diluted	$0.88	$10.54	(92)		$0.33	$11.38	(97)

Adjusted net income	701	726	(3)		1,884	1,901	(1)
Adjusted net income attributable to RCI shareholders	704	740	(5)		1,894	1,903	—
Adjusted earnings per share attributable to RCI shareholders:
Basic [2]	$1.30	$1.37	(5)		$3.51	$3.53	(1)
Diluted	$1.29	$1.37	(6)		$3.46	$3.52	(2)

Capital expenditures	524	964	(46)		2,027	2,773	(27)
Cash provided by operating activities	1,658	1,515	9		4,670	4,407	6
Free cash flow	1,370	829	65		3,128	2,340	34
n/m - not meaningful
1    As defined. See "Key Performance Indicators".
2    Adjusted EBITDA margin is a supplementary financial measure. Adjusted basic earnings per share attributable to RCI shareholders is a non-GAAP ratio (of which adjusted net income attributable to RCI shareholders is a component). This is not a standardized financial measure under IFRS and might not be comparable to similar financial measures disclosed by other companies. See "Non-GAAP and Other Financial Measures" in our Q3 2026 MD&A for more information about each of these measures, available at www.sedarplus.ca.
3    Net income and earnings per share for the three and nine months ended September 30, 2025 include a $40 million reduction to the gain on revaluation of our investment in MLSE in the third quarter of 2025 as a result of finalization adjustments to the preliminary purchase price allocation for the MLSE Transaction.

Rogers Communications Inc.	6	Third Quarter 2026

Results of our Reportable Segments

WIRELESS

Wireless Financial Results

	Three months ended September 30				Nine months ended September 30
(In millions of dollars, except margins)	2026	2025	% Chg		2026	2025	% Chg

Revenue
Service revenue from external customers	1,996	2,029	(2)		5,947	6,004	(1)
Service revenue from internal customers	37	30	23		107	80	34
Service revenue	2,033	2,059	(1)		6,054	6,084	—
Equipment revenue from external customers	655	602	9		1,765	1,661	6
Revenue	2,688	2,661	1		7,819	7,745	1

Operating costs
Cost of equipment	579	569	2		1,623	1,605	1
Other operating costs	726	718	1		2,177	2,150	1
Operating costs	1,305	1,287	1		3,800	3,755	1

Adjusted EBITDA	1,383	1,374	1		4,019	3,990	1

Adjusted EBITDA margin [1]	68.0%	66.7%	1.3	pts	66.4%	65.6%	0.8	pts
Capital expenditures	171	367	(53)		638	1,139	(44)
1    Calculated using service revenue.

Wireless Subscriber Results 1

	Three months ended September 30				Nine months ended September 30
(In thousands, except churn and mobile phone ARPU)	2026	2025	Chg		2026	2025	Chg

Postpaid mobile phone
Gross additions	347	385	(38)		1,109	1,084	25
Net additions	6	62	(56)		56	108	(52)
Total postpaid mobile phone subscribers [2]	11,051	10,961	90		11,051	10,961	90
Churn (monthly)	1.03%	0.99%	0.04	pts	1.06%	1.00%	0.06	pts
Prepaid mobile phone
Gross additions	186	149	37		534	416	118
Net additions	11	49	(38)		34	98	(64)
Total prepaid mobile phone subscribers [2]	1,234	1,205	29		1,234	1,205	29
Churn (monthly)	4.77%	2.86%	1.91	pts	4.60%	3.14%	1.46	pts
Mobile phone ARPU (monthly) [3]	$55.22	$56.70	($1.48)		$55.05	$56.40	($1.35)
1    Subscriber counts and subscriber churn are key performance indicators. See "Key Performance Indicators".
2    As at end of period.
3    Mobile phone ARPU is a supplementary financial measure. See "Non-GAAP and Other Financial Measures" in our Q3 2026 MD&A for more information about this measure, available at www.sedarplus.ca.

Service revenue
The 1% decrease in service revenue this quarter was a result of the decline in mobile phone ARPU due to the cumulative impact of competitive intensity and lower fee revenue as a result of the CRTC's decision prohibiting certain fees (see "Regulatory Developments" for more information), partially offset by the year-to-date cumulative addition of new customers. Service revenue year to date was in line with the prior year.

The decreases in postpaid gross and net additions this quarter, and net additions year to date, were primarily a result of promotional discipline and lower overall market activity in Canada.

The increase in postpaid gross additions year to date was a result of the highly promotional and competitive Canadian market activity in the first quarter.

Rogers Communications Inc.	7	Third Quarter 2026

Equipment revenue
The 9% increase in equipment revenue this quarter and 6% increase year to date were primarily a result of:
•a continued shift in the product mix towards higher-value devices;
•higher device upgrades by existing customers; and
•disciplined pricing; partially offset by
•a decrease in new subscribers purchasing devices.

Operating costs
Cost of equipment
The 2% increase in the cost of equipment this quarter and 1% increase year to date were a result of the equipment revenue changes discussed above.

Other operating costs
The 1% increases in other operating costs this quarter and year to date were a result of higher commissions and higher costs related to Rogers Satellite.

Adjusted EBITDA
The 1% increases in adjusted EBITDA this quarter and year to date were a result of the revenue and expense changes discussed above.

Rogers Communications Inc.	8	Third Quarter 2026

CABLE

Cable Financial Results

	Three months ended September 30				Nine months ended September 30
(In millions of dollars, except margins)	2026	2025	% Chg		2026	2025	% Chg

Revenue
Service revenue from external customers	1,961	1,957	—		5,835	5,808	—
Service revenue from internal customers	18	17	6		56	51	10
Service revenue	1,979	1,974	—		5,891	5,859	1
Equipment revenue from external customers	8	7	14		28	25	12
Revenue	1,987	1,981	—		5,919	5,884	1

Operating costs	823	828	(1)		2,475	2,476	—

Adjusted EBITDA	1,164	1,153	1		3,444	3,408	1

Adjusted EBITDA margin	58.6%	58.2%	0.4	pts	58.2%	57.9%	0.3	pts
Capital expenditures	315	477	(34)		1,090	1,327	(18)

Cable Subscriber Results 1

	Three months ended September 30				Nine months ended September 30
(In thousands, except ARPA and penetration)	2026	2025	Chg		2026	2025	Chg

Homes passed [2]	10,683	10,438	245		10,683	10,438	245
Customer relationships
Net (losses) additions	(2)	20	(22)		4	40	(36)
Total customer relationships [2]	4,860	4,845	15		4,860	4,845	15
ARPA (monthly) [3]	$135.72	$136.05	($0.33)		$134.80	$136.47	($1.67)

Penetration [2]	45.5%	46.4%	(0.9	pts)	45.5%	46.4%	(0.9	pts)

Retail Internet
Net additions	10	29	(19)		34	78	(44)
Total retail Internet subscribers [2]	4,531	4,475	56		4,531	4,475	56
Video
Net losses	(35)	(36)	1		(89)	(93)	4
Total Video subscribers [2]	2,414	2,524	(110)		2,414	2,524	(110)
Home Monitoring
Net additions	5	7	(2)		10	15	(5)
Total Home Monitoring subscribers [2]	163	148	15		163	148	15
Home Phone
Net losses	(26)	(31)	5		(82)	(86)	4
Total Home Phone subscribers [2]	1,307	1,421	(114)		1,307	1,421	(114)
1    Subscriber results are key performance indicators. See "Key Performance Indicators".
2    As at end of period.
3    ARPA is a supplementary financial measure. See "Non-GAAP and Other Financial Measures" in our Q3 2026 MD&A for more information about this measure, available at www.sedarplus.ca.

Service revenue
Service revenue this quarter was in line with the prior year. The 1% increase year to date was a result of:
•retail Internet subscriber growth; and
•base management activities, including adjustments to subscriber rates and bundled service offerings; partially offset by
•declines in our Home Phone and Video subscriber bases.

Our customer-facing data centre business, which we sold in late 2025, reflected approximately 1% of Cable service revenue in the prior year.

Rogers Communications Inc.	9	Third Quarter 2026

Operating costs
The 1% decrease in operating costs this quarter was a result of:
•ongoing efficiency and productivity initiatives; partially offset by
•increased licensing rights associated with changes to our bundled service offerings.

Operating costs for the year to date were stable.

Adjusted EBITDA
The 1% increases in adjusted EBITDA this quarter and year to date were a result of the service revenue and expense changes discussed above. Our customer-facing data centre business, which we sold in late 2025, reflected approximately 0.5% of Cable adjusted EBITDA in the prior year.

Rogers Communications Inc.	10	Third Quarter 2026

MEDIA

Media Financial Results

	Three months ended September 30				Nine months ended September 30
(In millions of dollars, except margins)	2026	2025	% Chg		2026	2025	% Chg

Revenue from external customers	750	678	11		2,741	1,820	51
Revenue from internal customers	71	75	(5)		223	232	(4)
Revenue	821	753	9		2,964	2,052	44

Operating costs	737	678	9		2,811	2,032	38

Adjusted EBITDA	84	75	12		153	20	n/m

Adjusted EBITDA margin	10.2%	10.0%	0.2	pts	5.2%	1.0%	4.2	pts
Capital expenditures	46	75	(39)		165	136	21

Revenue
The 9% increase in revenue this quarter was a result of:
•higher sports revenue, including:
•higher game day attendance at the Toronto Blue Jays;
•the NHL regular season beginning in September this year; and
•higher sports league and other revenue related to other sporting events held at our venues;
•higher advertising revenue on Sportsnet; and
•higher subscriber revenue from the Warner Bros. Discovery suite of channels; partially offset by
•lower advertising revenue as a result of ongoing softness in non-sports media advertising.

The 44% increase in revenue year to date was primarily a result of the consolidation of MLSE beginning in the second half of 2025, which contributed $0.79 billion in revenue in the first and second quarters of 2026. Excluding the consolidation of MLSE, organic revenue growth was 6% year to date as a result of higher game day attendance at the Toronto Blue Jays and higher subscriber revenue from the Warner Bros. Discovery suite of channels, partially offset by lower advertising revenue.

Operating costs
The 9% increase in operating costs this quarter was a result of:
•higher player salaries and related costs at the Toronto Blue Jays and the Toronto Maple Leafs, including as a result of the NHL regular season beginning in September this year; and
•higher programming costs.

The 38% increase year to date was primarily a result of the consolidation of MLSE beginning in the second half of 2025, which contributed $0.64 billion in costs in the first and second quarters of 2026. Excluding the consolidation of MLSE, the organic increase in operating costs was 7% year to date and primarily reflects higher player salaries and other game day costs at the Toronto Blue Jays and higher programming costs.

Adjusted EBITDA
The increases in adjusted EBITDA this quarter and year to date were a result of the revenue and expense changes discussed above.

Rogers Communications Inc.	11	Third Quarter 2026

CAPITAL EXPENDITURES

	Three months ended September 30				Nine months ended September 30
(In millions of dollars, except capital intensity)	2026	2025	% Chg		2026	2025	% Chg

Wireless	171	367	(53)		638	1,139	(44)
Cable	315	477	(34)		1,090	1,327	(18)
Media	46	75	(39)		165	136	21
Corporate	(8)	45	(118)		134	171	(22)

Capital expenditures [1]	524	964	(46)		2,027	2,773	(27)

Capital intensity [2]	9.6%	18.0%	(8.4	pts)	12.3%	17.8%	(5.5	pts)
1    Includes additions to property, plant and equipment net of proceeds on disposition and accrued government grants, but does not include expenditures for spectrum licences, additions to right-of-use assets, or assets acquired through business combinations.
2    Capital intensity is a supplementary financial measure. See "Non-GAAP and Other Financial Measures" in our Q3 2026 MD&A for more information about this measure, available at www.sedarplus.ca.

We continue to (i) expand the reach and capacity of our 5G network across the country and (ii) invest in fibre deployments, including fibre-to-the-home (FTTH), in our cable network as we expand our network footprint to reach more homes and businesses, including in rural, remote, and Indigenous communities. These investments are expected to strengthen network resilience and stability and help us bridge the digital divide by expanding our network further into rural and underserved areas through participation in various programs and projects. In April 2026, we updated our 2026 capital expenditure guidance range (see "Financial Guidance") as a direct reflection of the ongoing impacts from heightened competitive intensity and recent regulatory decisions. Our strategic priorities remain unchanged and our current capital expenditure guidance range continues to support these priorities. We expect to achieve our guidance range through (i) ongoing investments progressing at a slower pace, (ii) the deferral, cancellation, or sale of certain projects, and (iii) lower capital costs for projects, most predominantly affecting Wireless and Cable.

Wireless
In addition to the above, the decreases in capital expenditures in Wireless this quarter and year to date were due to the impact of $133 million and $223 million (2025 - $13 million and $13 million), respectively, of proceeds received on the sale of certain network assets, which reduced capital expenditures. We continued to expand and enhance our wireless network through investments in network development and 5G deployment. We are actively deploying advanced spectrum assets, including the ongoing rollout of 3500 MHz spectrum and 3800 MHz spectrum. These investments build on our existing 5G infrastructure in the 600 MHz spectrum band, enabling greater speed, lower latency, and improved reliability for customers across urban and rural areas.

Cable
In addition to the above, the decreases in capital expenditures in Cable this quarter and year to date were a result of customers increasingly choosing to self-install new products. We also sold certain cable network assets for $86 million and $132 million (2025 - nil and $47 million) this quarter and year to date, respectively, the proceeds from which reduced capital expenditures. The sold assets were associated with under-construction rural fibre network projects we have deprioritized in the current environment. We are growing our network through expanded fibre deployments to increase our FTTH distribution and to extend our service footprint. At the same time, we are enhancing our network by upgrading our DOCSIS 3.1 platform as we transition to DOCSIS 4.0 to improve network resilience, stability, and capacity while delivering faster speeds. As part of this upgrade, we are rolling out mid-split technology (which has a greater number of frequencies than older technology and also allocates a greater number of frequencies to uploading data) in Ontario and Eastern Canada, significantly increasing upload speeds. These advancements leverage the latest technologies to provide greater bandwidth, improved performance, and an enhanced customer experience as we advance our connected home roadmap.

Media
The decrease in capital expenditures in Media this quarter was a result of lower modernization costs at Scotiabank Arena as construction nears completion. The increase year to date reflects higher costs in the first half of the year related to the continued modernization of Rogers Centre and Scotiabank Arena.

Corporate
The decreases in capital expenditures in Corporate this quarter and year to date primarily reflect the impact of $55 million (2025 - nil and $5 million) of proceeds received on the sale of certain real estate (land and building) assets.

Capital intensity
Capital intensity decreased this quarter and year to date as a result of the revenue growth and capital expenditure changes discussed above.

Rogers Communications Inc.	12	Third Quarter 2026

Review of Consolidated Performance

This section discusses our consolidated net income and other income and expenses that do not form part of the segment discussions above.

	Three months ended September 30			Nine months ended September 30
(In millions of dollars)	2026	2025	% Chg	2026	2025	% Chg

Adjusted EBITDA	2,535	2,515	1	7,341	7,131	3
Deduct (add):
Depreciation and amortization	1,202	1,230	(2)	3,617	3,580	1
Restructuring, acquisition and other	104	51	104	364	416	(13)
Finance costs	623	252	147	1,631	1,459	12
Gain on disposition of assets	(67)	—	—	(97)	—	—
Other (income) expense [1]	(22)	(4,998)	(100)	993	(5,005)	n/m
Income tax expense	200	212	(6)	521	485	7

Net income	495	5,768	(91)	312	6,196	(95)
1    Other income for the three and nine months ended September 30, 2025 includes a $40 million reduction to the gain on revaluation of our investment in MLSE in the third quarter of 2025 as a result of finalization adjustments to the preliminary purchase price allocation for the MLSE Transaction.

Depreciation and amortization

	Three months ended September 30			Nine months ended September 30
(In millions of dollars)	2026	2025	% Chg	2026	2025	% Chg

Depreciation of property, plant and equipment	927	971	(5)	2,815	2,835	(1)
Depreciation of right-of-use assets	140	117	20	384	328	17
Amortization	135	142	(5)	418	417	—

Total depreciation and amortization	1,202	1,230	(2)	3,617	3,580	1

Restructuring, acquisition and other

	Three months ended September 30		Nine months ended September 30
(In millions of dollars)	2026	2025	2026	2025

Restructuring, acquisition and other excluding Shaw Transaction integration-related costs	97	35	342	338
Shaw Transaction integration-related costs	7	16	22	78

Total restructuring, acquisition and other	104	51	364	416

The restructuring, acquisition and other costs excluding Shaw Transaction integration-related costs in the third quarter and year to date in 2025 and 2026 primarily include severance and other departure-related costs associated with the targeted restructuring of our employee base, specifically including $120 million arising from a voluntary departure program in the second quarter of 2026. Year to date in 2026, we also incurred costs associated with certain litigation.

In 2025, the third quarter costs also included expenses related to closing the MLSE Transaction and real estate rationalization programs. Year to date in 2025, the costs also included expenses directly related to completing the network transaction and an unfavourable regulatory decision related to retransmission of distant signals.

The Shaw Transaction integration-related costs in 2025 and 2026 consisted of incremental costs supporting integration activities related to the Shaw Transaction.

Rogers Communications Inc.	13	Third Quarter 2026

Finance costs

	Three months ended September 30			Nine months ended September 30
(In millions of dollars)	2026	2025	% Chg	2026	2025	% Chg

Interest on borrowings, net [1]	497	481	3	1,481	1,480	—
Interest on lease liabilities	42	37	14	122	109	12
Interest on post-employment benefits	(2)	(1)	100	(5)	(4)	25
Gain on redemption of long-term debt [2]	—	(151)	(100)	—	(151)	(100)
(Gain) loss on foreign exchange	(7)	43	n/m	30	(43)	n/m
Change in fair value of derivative instruments	4	(62)	n/m	(31)	10	n/m
Change in fair value of subsidiary equity derivative instruments [3]	38	(134)	n/m	(83)	(41)	102
Capitalized interest	(8)	(7)	14	(22)	(24)	(8)
Deferred transaction costs and other	59	46	28	139	123	13

Total finance costs	623	252	147	1,631	1,459	12
1    Interest on borrowings, net includes interest on short-term borrowings and on long-term debt.
2    Reflects the net gain on the redemption of long-term debt purchased in the third quarter of 2025 (see "Managing our Liquidity and Financial Resources" in our Q3 MD&A for more information).
3    Reflects the change in fair value of derivatives entered into related to the network transaction (see "Financial Risk Management" in our Q3 MD&A for more information). This amount is removed from the calculation of adjusted net income and adjusted net income attributable to RCI shareholders (see below).

Other (income) expense
The other expense year to date primarily reflects a $1,034 million non-cash loss to recognize the change in the fair value of the MLSE put liability from $3.3 billion to $4.35 billion as at June 30, 2026, as a result of the July 2026 agreement to complete the MLSE minority interest acquisition (see "Update on sports and entertainment assets"). In 2025, the other income primarily reflected a $5 billion non-cash gain to recognize our interest in MLSE at fair value, which was required as a result of the MLSE Transaction.

Income tax expense

	Three months ended September 30		Nine months ended September 30
(In millions of dollars, except tax rates)	2026	2025	2026	2025

Statutory income tax rate	26.2%	26.2%	26.2%	26.2%
Income before income tax expense	695	5,980	833	6,681

Computed income tax expense	182	1,567	218	1,751
Increase (decrease) in income tax expense resulting from:
Non-taxable gain on revaluation of MLSE investment	—	(1,304)	—	(1,304)
Non-(taxable) deductible stock-based compensation	(2)	7	(6)	6
Non-taxable portion of equity income	—	(4)	(3)	(3)
Non-deductible loss on revaluation of MLSE put liability	—	—	274	—
Non-deductible (taxable) portion of capital losses (gains)	10	(31)	—	13
Unrealized capital losses for which no deferred tax asset is recognized	13	4	32	49
Recognition of previously unrecognized capital loss carryforwards	—	(10)	—	(10)
Other items	(3)	(17)	6	(17)

Total income tax expense	200	212	521	485

Effective income tax rate	28.8%	3.5%	62.5%	7.3%
Cash income taxes paid	48	234	414	548

Cash income taxes paid decreased this quarter and year to date due to timing of installments.

Rogers Communications Inc.	14	Third Quarter 2026

Net income

	Three months ended September 30			Nine months ended September 30
(In millions of dollars, except per share amounts)	2026	2025	% Chg	2026	2025	% Chg

Net income	495	5,768	(91)	312	6,196	(95)
Net income attributable to RCI shareholders	482	5,714	(92)	194	6,151	(97)
Basic earnings per share attributable to RCI shareholders	$0.89	$10.58	(92)	$0.36	$11.41	(97)
Diluted earnings per share attributable to RCI shareholders	$0.88	$10.54	(92)	$0.33	$11.38	(97)

Adjusted net income
We calculate adjusted net income from adjusted EBITDA as follows:

	Three months ended September 30			Nine months ended September 30
(In millions of dollars, except per share amounts)	2026	2025	% Chg	2026	2025	% Chg

Adjusted EBITDA	2,535	2,515	1	7,341	7,131	3
Deduct (add):
Depreciation and amortization [1]	1,029	1,020	1	3,091	2,929	6
Finance costs [2]	585	537	9	1,714	1,651	4
Other income [3]	(22)	(22)	—	(41)	(29)	41
Income tax expense [4]	242	254	(5)	693	679	2

Adjusted net income	701	726	(3)	1,884	1,901	(1)
Adjusted net income attributable to RCI shareholders	704	740	(5)	1,894	1,903	—

Adjusted earnings per share attributable to RCI shareholders:
Basic	$1.30	$1.37	(5)	$3.51	$3.53	(1)
Diluted	$1.29	$1.37	(6)	$3.46	$3.52	(2)
1    Depreciation and amortization excludes depreciation and amortization on the fair value increment recognized on acquisition of Shaw Transaction-related property, plant and equipment and intangible assets for the three and nine months ended September 30, 2026 of $173 million and $526 million (2025 - $210 million and $651 million). Adjusted net income includes depreciation and amortization on the acquired Shaw property, plant and equipment and intangible assets based on Shaw's historical cost and depreciation policies.
2    Finance costs exclude the $38 million and $83 million (2025 - $134 million and $41 million) change in fair value of subsidiary equity derivative instruments for the three and nine months ended September 30, 2026. Finance costs also exclude the $151 million gain on repayment of long-term debt for the three and nine months ended September 30, 2025.
3    Other income excludes a $1,034 million non-cash loss on revaluation of the MLSE put liability for the nine months ended September 30, 2026 (see "Update on sports and entertainment assets" for more information). Other income also excludes a $4,976 million gain on revaluation of our investment in MLSE as a result of the MLSE Transaction for the three and nine months ended September 30, 2025.
4    Income tax expense excludes recoveries of $42 million and $172 million (2025 - recoveries of $42 million and $194 million), respectively, for the three and nine months ended September 30, 2026 related to the income tax impact for adjusted items.

Regulatory Developments

See "Regulation in our Industry" in our 2025 Annual MD&A for a discussion of the significant regulations that affected our operations as at March 6, 2026. The following are the relevant developments since that date.

Millimetre Wave (mmWave) Spectrum Licence Auction
On September 24, 2026, Innovation, Science and Economic Development Canada announced that the mmWave spectrum licence auction originally scheduled to start on October 19, 2027 has been rescheduled to start on January 25, 2028.

Sovereign Internet
On September 15, 2026, the Government of Canada announced its intention to support the development of a new Internet network to provide sovereign connectivity across Canada, including northern and Arctic regions, and to establish more direct international links to Europe and Asia. The initiative forms part of the government's broader strategy to strengthen Canada's digital sovereignty, enhance network resilience, reduce reliance on foreign infrastructure, and support growing demand for connectivity and data-intensive applications such as artificial intelligence. Governance, ownership, and funding models have yet to be determined.

Self-service Mechanisms
On April 24, 2026, the CRTC issued Telecom Regulatory Policy CRTC 2026-78, Enhancing self-service mechanisms, requiring service providers to, among other things, ensure customers can modify and cancel their plans through a self-service mechanism. The definition of "self-service" includes any mechanism that is easy to use and enables a customer to

Rogers Communications Inc.	15	Third Quarter 2026

perform actions in relation to their service plan, including modification and cancellation, without interacting with a live customer service representative. The new requirements will come into effect on April 26, 2027.

Prohibition of Fees
On March 12, 2026, the CRTC issued Telecom Regulatory Policy CRTC 2026‑43, Prohibition of fees that are a barrier to switching cellphone and Internet plans, regarding fees incurred as a result of activating or modifying telecommunications service plans. The policy amends both the Internet Code and the Wireless Code to add a new definition of "activation or modification fee", which amendments became effective on June 12, 2026. On June 30, 2026, the CRTC issued Notice of Consultation CRTC 2026-155, Show cause and call for comments - Compliance with the prohibition of fees that are a barrier to switching cellphone and Internet plans, requiring each of Rogers, Bell, and Telus to show cause why certain fees charged by those carriers that the CRTC believes may be in contravention of Telecom Regulatory Policy 2026-43 are not in violation of sections 24 and 27.04 of the Telecommunications Act and Telecom Regulatory Policy 2026-43. Submissions addressing the issues were due to the CRTC by August 31, 2026, with replies due by September 10, 2026.

CRTC Codes of Conduct
On April 13, 2026, in Telecom Regulatory Policy CRTC 2026-67, Enhancing customer notifications, the CRTC amended the Wireless Code and the Internet Code to set out what information must be included in notices sent to customers before the end of their contract and to require notifications to customers before the end of a time-limited discount or promotion and when their data usage reaches $50 when roaming internationally. The new requirements will come into effect on April 13, 2027.

Further, on September 10, 2026, the CRTC issued Telecom Regulatory Policy CRTC 2026-238, Making it easier for consumers to shop for Internet services, requiring Internet service providers covered by the Internet Code to post additional information about Internet services by advertising and contractually disclosing (i) typical download and upload speeds, including ensuring customers receive at least 95% of those committed speeds during "peak hours" (defined as weekdays between 7:00pm and 11:00pm) and 100% of those speeds outside peak hours and (ii) a latency range for each service plan using defined categories (less than 50 ms, 51-150 ms, or greater than 151 ms). The CRTC has required this information be provided in contracts, critical information summaries, and marketing materials. The new requirements will come into effect on March 10, 2027.

Online Streaming Act
On May 21, 2026, the CRTC issued Broadcasting Regulatory Policies CRTC 2026-95 and 2026-96, which introduced (i) a new financial contribution requirement of 1.55% of annual Canadian broadcasting revenues to support a new Services of Exceptional Importance Fund (SEIF) applicable to all broadcasting ownership groups with annual revenues of at least $100 million and (ii) a new Canadian Programming Expenditures (CPE) framework. On June 3, 2026, the Government of Canada directed the CRTC to review its decision to regulate online streamers and Canadian broadcasters and stated it would be issuing new policy directions to the CRTC requiring it to adjust its implementation of the Online Streaming Act.

Updates to Risks and Uncertainties

See "Risk Management" and "Regulation in our Industry" in our 2025 Annual MD&A for a discussion of the principal risks and uncertainties that could have a material adverse effect on our business and financial results as at March 6, 2026, which should be reviewed in conjunction with this MD&A. The following updates and supplements those risks and uncertainties.

Monetization of sports, media, and entertainment assets
We intend to sell a minority interest in Rogers Sports (see "Update on sports and entertainment assets") and use the proceeds therefrom to repay debt. While we believe there is a significant market for these assets, there is no guarantee we will be successful in selling a minority interest, whether at the expected investment amount, within the anticipated timing, or at all. Such a sale would also require approval from the various leagues governing our professional sports teams, which is not guaranteed. We may not proceed with, or complete, any sale of a minority interest in Rogers Sports, whether at the expected investment amount, within the anticipated timing, or at all, due to alternative opportunities or requirements, general economic and market conditions, or other internal or external considerations. Any sale of a minority interest in Rogers Sports, if completed, may be at a valuation that is less than expected or may not raise the anticipated proceeds and may not unlock significant value from our sports assets. Additionally, we may use the proceeds from the sale of a minority interest in Rogers Sports, if completed, for other purposes, whether due to alternative opportunities or requirements, general economic and market conditions, or other internal or external considerations.

Sports franchises
After obtaining a 100% ownership interest in MLSE (see "Update on sports and entertainment assets"), our exposure to risks associated with owning and operating sports franchises and venues has increased.

Government broadband subsidy programs
We have agreements related to the Government of Canada's Universal Broadband Fund (UBF) and the Government of Ontario's Accelerated High-Speed Internet Program (AHSIP) under which we have committed to building networks

Rogers Communications Inc.	16	Third Quarter 2026

capable of delivering Internet services to unserved or underserved regions. We have assigned the construction of certain of these lots to various third parties who have agreed, among other things, to complete construction in accordance with the standards and timelines contained within our agreements with the governments. Notwithstanding these third-party arrangements, we remain responsible for the obligations to the respective government. Should these entities be unable to fulfill their obligations, we would be required to take steps to ensure construction is completed, which could cause us to incur additional capital expenditures or reprioritize other projects to ensure these timelines are met.

Financial Guidance

On April 22, 2026, concurrently with the release of our first quarter 2026 results, we updated our consolidated guidance ranges for select full-year 2026 financial metrics that were originally provided on January 29, 2026 as a direct reflection of the ongoing impacts from heightened competitive intensity and recent regulatory decisions. This press release is available under Rogers' profile on SEDAR+ at sedarplus.ca and on EDGAR at sec.gov.

Key Performance Indicators

We measure the success of our strategy using a number of key performance indicators that are defined and discussed in our 2025 Annual MD&A and this earnings release. We believe these key performance indicators allow us to appropriately measure our performance against our operating strategy and against the results of our peers and competitors. The following key performance indicators, some of which are supplementary financial measures (see "Non-GAAP and Other Financial Measures" in our Q3 2026 MD&A), are not measurements in accordance with IFRS. They include:
•subscriber counts;
•Wireless;
•Cable; and
•homes passed (Cable);
•Wireless subscriber churn (churn);
•Wireless mobile phone average revenue per user
(ARPU);
•Cable average revenue per account (ARPA);
•Cable customer relationships;
•Cable market penetration (penetration);
•capital intensity; and
•total service revenue.

Rogers Communications Inc.	17	Third Quarter 2026

Non-GAAP and Other Financial Measures

Reconciliation of adjusted EBITDA

	Three months ended September 30		Nine months ended September 30
(In millions of dollars)	2026	2025	2026	2025

Net income	495	5,768	312	6,196
Add (deduct):
Income tax expense	200	212	521	485
Finance costs	623	252	1,631	1,459
Depreciation and amortization	1,202	1,230	3,617	3,580
EBITDA	2,520	7,462	6,081	11,720
Add (deduct):
Other (income) expense	(22)	(4,998)	993	(5,005)
Restructuring, acquisition and other	104	51	364	416
Gain on disposition of assets	(67)	—	(97)	—

Adjusted EBITDA	2,535	2,515	7,341	7,131

Reconciliation of adjusted net income

	Three months ended September 30		Nine months ended September 30
(In millions of dollars)	2026	2025	2026	2025

Net income	495	5,768	312	6,196
Add (deduct):
Restructuring, acquisition and other	104	51	364	416
Change in fair value of subsidiary equity derivative instruments	38	(134)	(83)	(41)
Depreciation and amortization on fair value increment of Shaw Transaction-related assets	173	210	526	651
Gain on repayment of long-term debt	—	(151)	—	(151)
Gain on revaluation of MLSE investment	—	(4,976)	—	(4,976)
Loss on revaluation of MLSE put liability	—	—	1,034	—
Gain on disposition of assets	(67)	—	(97)	—
Income tax impact of above items	(42)	(42)	(172)	(194)

Adjusted net income	701	726	1,884	1,901

Rogers Communications Inc.	18	Third Quarter 2026

Reconciliation of adjusted net income attributable to RCI shareholders

	Three months ended September 30		Nine months ended September 30
(In millions of dollars)	2026	2025	2026	2025

Net income attributable to RCI shareholders	482	5,714	194	6,151
Add (deduct):
Restructuring, acquisition and other	104	51	364	416
Change in fair value of subsidiary equity derivative instruments	38	(134)	(83)	(41)
Depreciation and amortization on fair value increment of Shaw Transaction-related assets	173	210	526	651
Gain on repayment of long-term debt	—	(151)	—	(151)
Gain on revaluation of MLSE investment	—	(4,976)	—	(4,976)
Loss on revaluation of MLSE put liability	—	—	1,034	—
Gain on disposition of assets	(67)	—	(97)	—
Revaluation of subsidiary US dollar-denominated balances [1]	19	68	150	47
Income tax impact of above items	(45)	(42)	(194)	(194)

Adjusted net income attributable to RCI shareholders	704	740	1,894	1,903
1    Reflects RCI's share of the impacts of foreign exchange revaluation on US dollar-denominated intercompany balances in BNSI, our non-wholly owned subsidiary formed in connection with the network transaction. These impacts are eliminated on consolidation.

Reconciliation of free cash flow

	Three months ended September 30		Nine months ended September 30
(In millions of dollars)	2026	2025	2026	2025

Cash provided by operating activities	1,658	1,515	4,670	4,407
Add (deduct):
Capital expenditures	(524)	(964)	(2,027)	(2,773)
Interest on borrowings, net and capitalized interest	(489)	(474)	(1,459)	(1,456)
Interest paid	592	543	1,600	1,533
Restructuring, acquisition and other	104	51	364	416
Program rights amortization	(14)	(15)	(100)	(65)
Change in net operating assets and liabilities	194	133	513	244
Distributions paid by subsidiaries to non-controlling interests	(119)	(14)	(352)	(14)
Net cash proceeds on subsidiary equity derivatives	15	—	39	—
Post-employment benefit contributions, net of expense	(18)	(19)	(52)	(55)
Cash flows relating to other operating activities	(29)	75	(66)	110
Other investment income	—	(2)	(2)	(7)

Free cash flow	1,370	829	3,128	2,340

Rogers Communications Inc.	19	Third Quarter 2026

Rogers Communications Inc.
Interim Condensed Consolidated Statements of Income
(In millions of Canadian dollars, except per share amounts, unaudited)

	Three months ended September 30		Nine months ended September 30
	2026	2025	2026	2025

Revenue	5,443	5,348	16,540	15,540

Operating expenses:
Operating costs	2,908	2,833	9,199	8,409
Depreciation and amortization	1,202	1,230	3,617	3,580
Restructuring, acquisition and other	104	51	364	416
Finance costs	623	252	1,631	1,459
Gain on disposition of assets	(67)	—	(97)	—
Other (income) expense	(22)	(4,998)	993	(5,005)

Income before income tax expense	695	5,980	833	6,681
Income tax expense	200	212	521	485

Net income for the period	495	5,768	312	6,196

Net income for the period attributable to:
RCI shareholders	482	5,714	194	6,151
Non-controlling interest	13	54	118	45

Earnings per share attributable to RCI shareholders:
Basic	$0.89	$10.58	$0.36	$11.41
Diluted	$0.88	$10.54	$0.33	$11.38

Rogers Communications Inc.	20	Third Quarter 2026

Rogers Communications Inc.
Interim Condensed Consolidated Statements of Financial Position
(In millions of Canadian dollars, unaudited)

	As at September 30	As at December 31
	2026	2025

Assets
Current assets:
Cash and cash equivalents	3,152	1,344
Accounts receivable	5,815	6,105
Inventories	544	550
Current portion of contract assets	158	151
Other current assets	1,286	1,239
Current portion of derivative instruments	500	99
Total current assets	11,455	9,488

Property, plant and equipment	26,087	26,307
Intangible assets	29,666	28,898
Investments	1,308	1,291
Derivative instruments	652	746
Financing receivables	1,080	1,198
Other long-term assets	2,170	2,052
Goodwill	20,032	20,032

Total assets	92,450	90,012

Liabilities and equity
Current liabilities:
Short-term borrowings	1,322	4,000
Accounts payable and accrued liabilities	4,679	4,831
Income tax payable	77	—
Other current liabilities	4,838	3,831
Contract liabilities	1,031	1,114
Current portion of long-term debt	4,362	1,186
Current portion of lease liabilities	827	690
Total current liabilities	17,136	15,652

Provisions	54	55
Long-term debt	37,470	35,872
Lease liabilities	2,657	2,428
Other long-term liabilities	2,939	2,225
Deferred tax liabilities	9,476	9,494
Total liabilities	69,732	65,726

Equity
Equity attributable to RCI shareholders	16,533	17,751
Non-controlling interest	6,185	6,535
Equity	22,718	24,286

Total liabilities and equity	92,450	90,012

Rogers Communications Inc.	21	Third Quarter 2026

Rogers Communications Inc.
Interim Condensed Consolidated Statements of Cash Flows
(In millions of Canadian dollars, unaudited)

	Three months ended September 30		Nine months ended September 30
	2026	2025	2026	2025
Operating activities:
Net income for the period	495	5,768	312	6,196
Adjustments to reconcile net income to cash provided by operating activities:
Depreciation and amortization	1,202	1,230	3,617	3,580
Program rights amortization	14	15	100	65
Finance costs	623	252	1,631	1,459
Income tax expense	200	212	521	485
Post-employment benefits contributions, net of expense	18	19	52	55
Income from associates and joint ventures	(22)	(20)	(39)	(22)
Gain on revaluation of MLSE investment	—	(4,976)	—	(4,976)
Gain on disposition of assets	(67)	—	(97)	—
Loss on revaluation of MLSE put liability	—	—	1,034	—
Other	29	(75)	66	(110)
Cash provided by operating activities before changes in net operating assets and liabilities, income taxes paid, and interest paid	2,492	2,425	7,197	6,732
Change in net operating assets and liabilities	(194)	(133)	(513)	(244)
Income taxes paid	(48)	(234)	(414)	(548)
Interest paid, net	(592)	(543)	(1,600)	(1,533)

Cash provided by operating activities	1,658	1,515	4,670	4,407

Investing activities:
Capital expenditures	(524)	(964)	(2,027)	(2,773)
Additions to program rights and other intangible assets	(32)	(21)	(173)	(69)
Changes in non-cash working capital related to investing activities	116	(51)	(79)	(107)
Acquisitions and other strategic transactions, net of cash acquired	—	(4,499)	(85)	(4,499)
Other	9	(3)	—	5

Cash used in investing activities	(431)	(5,538)	(2,364)	(7,443)

Financing activities:
Net (repayment of) proceeds received from short-term borrowings	(917)	1,972	(2,708)	636
Net issuance (repayment) of long-term debt	1,670	(2,928)	3,839	(2,504)
Net proceeds (payments) on settlement of debt derivatives and subsidiary equity derivatives	23	(37)	49	40
Transaction costs incurred	(26)	(4)	(55)	(103)
Principal payments of lease liabilities	(161)	(147)	(458)	(414)
Dividends paid to RCI shareholders	(270)	(270)	(810)	(643)
Distributions paid by subsidiaries to non-controlling interests	(119)	(14)	(352)	(14)
Issuance of subsidiary shares to non-controlling interest	—	—	—	6,656
Other	(1)	—	(3)	(4)

Cash provided by (used in) financing activities	199	(1,428)	(498)	3,650

Change in cash and cash equivalents	1,426	(5,451)	1,808	614
Cash and cash equivalents, beginning of period	1,726	6,963	1,344	898

Cash and cash equivalents, end of period	3,152	1,512	3,152	1,512

Rogers Communications Inc.	22	Third Quarter 2026

About Forward-Looking Information

This earnings release includes "forward-looking information" and "forward-looking statements" within the meaning of applicable securities laws (collectively, "forward-looking information"), and assumptions about, among other things, our business, operations, and financial performance and condition approved by our management on the date of this earnings release. This forward-looking information and these assumptions include, but are not limited to, statements about our objectives and strategies to achieve those objectives, and about our beliefs, plans, expectations, anticipations, estimates, or intentions.

Forward-looking information
•typically includes words like could, expect, may, anticipate, assume, believe, intend, estimate, plan, project, guidance, outlook, target, and similar expressions;
•includes conclusions, forecasts, and projections that are based on our current objectives and strategies and on estimates, expectations, assumptions, and other factors that we believe to have been reasonable at the time they were applied but may prove to be incorrect; and
•was approved by our management on the date of this earnings release.

Our forward-looking information in this earnings release includes forecasts and projections related to the following items, among others:
•revenue;
•total service revenue;
•adjusted EBITDA;
•capital expenditures;
•cash income tax payments;
•free cash flow (including its application to strengthen our balance sheet through accelerated debt repayment);
•dividend payments;
•the growth of new products and services;
•expected growth in subscribers and the services to which they subscribe;
•the cost of acquiring and retaining subscribers and deployment of new services;
•continued cost reductions and efficiency improvements;
•our debt leverage ratio and how we intend to manage that ratio;
•the sale of a minority interest in Rogers Sports to third-party investors, including the timing, size, amount, and use of proceeds therefrom and the value it may unlock from our sports assets; and
•all other statements that are not historical facts.

Our conclusions, forecasts, and projections in this earnings release are based on a number of estimates, expectations, assumptions, and other factors, including, among others:
•general economic and industry conditions, including the effects of inflation;
•currency exchange rates and interest rates;
•product pricing levels and competitive intensity;
•subscriber growth;
•pricing, usage, and churn rates;
•changes in government regulation;
•technology and network deployment;
•availability of devices;
•timing of new product launches;
•content and equipment costs;
•the integration of acquisitions; and
•industry structure and stability.

Except as otherwise indicated, this earnings release and our forward-looking information do not reflect the potential impact of any non-recurring or other special items or of any dispositions, monetization events, mergers, acquisitions, other business combinations, or other transactions that may be considered or announced or may occur after the date on which the statement containing the forward-looking information is made.

Risks and uncertainties
Actual events and results may differ materially from what is expressed or implied by forward-looking information in this earnings release as a result of risks, uncertainties, and other factors, many of which are beyond our control or our current expectations or knowledge, including, but not limited to:
•regulatory changes;
•technological changes;
•economic, geopolitical, and other conditions affecting commercial activity and the costs of goods and services, including the potential application or modification of tariffs, trade wars, recessions, or reduced immigration levels;
•unanticipated changes in content or equipment costs;
•changing conditions in the sports, media, entertainment, information, and communications industries;
•performance of our sports teams, including uncertainty as to their participation or success in their respective postseasons;
•sports-related work stoppages or cancellations and labour disputes;
•the integration of acquisitions;
•litigation and tax matters;
•the level of competitive intensity;
•the emergence of new opportunities;
•external threats, such as epidemics, pandemics, and other public health crises, natural disasters, the effects of climate change, or cyberattacks, among others;

Rogers Communications Inc.	23	Third Quarter 2026

•the anticipated benefits of the MLSE Transaction and the MLSE minority interest acquisition may not be realized;
•we may be unable to proceed with, or complete, the sale of a minority interest in Rogers Sports, within the anticipated timing or at all, due to alternative opportunities or requirements, general economic and market conditions, or other internal or external considerations;
•if completed, the sale of a minority interest in Rogers Sports may not be at the expected valuation or may not raise the anticipated proceeds and may not unlock significant value from our sports assets;
•if completed, we may use the proceeds from the sale of a minority interest in Rogers Sports for other purposes, whether due to alternative opportunities or requirements, general economic and market conditions, or other internal or external considerations;
•new interpretations or accounting standards, or changes to existing interpretations and accounting standards, from accounting standards bodies;
•changes to the methodology, criteria, or conclusions used by rating agencies in assessing or assigning equity treatment or equity credit on our subordinated notes or for the network transaction; and
•the other risks outlined in "Risks and Uncertainties Affecting our Business" in our 2025 Annual MD&A and "Updates to Risks and Uncertainties" in this earnings release.

These risks, uncertainties, and other factors can also affect our objectives, strategies, plans, and intentions. Should one or more of these risks, uncertainties, or other factors materialize, our objectives, strategies, plans, or intentions change, or any other factors or assumptions underlying the forward-looking information prove incorrect, our actual results and our plans could vary materially from what we currently foresee.

Accordingly, we warn investors to exercise caution when considering statements containing forward-looking information and caution them that it would be unreasonable to rely on such statements as creating legal rights regarding our future results or plans. We are under no obligation (and we expressly disclaim any such obligation) to update or alter any statements containing forward-looking information or the factors or assumptions underlying them, whether as a result of new information, future events, or otherwise, except as required by law. All of the forward-looking information in this earnings release is qualified by the cautionary statements herein.

Before making an investment decision
Before making any investment decisions and for a detailed discussion of the risks, uncertainties, and environment associated with our business, its operations, and its financial performance and condition, fully review the sections of this earnings release entitled "Updates to Risks and Uncertainties" and "Regulatory Developments" and fully review the sections in our 2025 Annual MD&A entitled "Regulation in our Industry" and "Risk Management", as well as our various other filings with Canadian and US securities regulators, which can be found at sedarplus.ca and sec.gov, respectively. Information on or connected to sedarplus.ca, sec.gov, our website, or any other website referenced in this document is not part of or incorporated into this earnings release.

About Rogers

Rogers is Canada's communications, sports and entertainment company and its shares are publicly traded on the Toronto Stock Exchange (TSX: RCI.A and RCI.B) and on the New York Stock Exchange (NYSE: RCI).

Investment Community Contact

David Naccarato
416.987.0264
david.naccarato@rci.rogers.com

Media Contact

Sarah Schmidt
647.643.6397
sarah.schmidt@rci.rogers.com

Quarterly Investment Community Teleconference

Our third quarter 2026 results teleconference with the investment community will be held on:
•October 23, 2026
•8:00 a.m. Eastern Time
•webcast available at about.rogers.com/investor-relations
•media are welcome to participate on a listen-only basis

A rebroadcast will be available at about.rogers.com/investor-relations for at least two weeks following the teleconference. Additionally, investors should note that from time to time, Rogers management presents at brokerage-sponsored investor conferences. Most often, but not always, these conferences are webcast by the hosting brokerage firm, and when they are webcast, links are made available on our website at about.rogers.com/investor-relations.

Rogers Communications Inc.	24	Third Quarter 2026

For More Information

You can find more information relating to us on our website (about.rogers.com/investor-relations), on SEDAR+ (sedarplus.ca), and on EDGAR (sec.gov), or you can e-mail us at investor.relations@rci.rogers.com. Information on or connected to these and any other websites referenced in this earnings release is not part of, or incorporated into, this earnings release.

You can also go to about.rogers.com/investor-relations for information about our governance practices, corporate social responsibility reporting, a glossary of communications and media industry terms, and additional information about our business.

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Rogers Communications Inc.	25	Third Quarter 2026